September 21, 2007

Via U.S. Mail and Facsimile (215-698-0630)

Thomas A. Kelly
Vice President and Corporate Controller
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

RE:		Crown Holdings, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed February 28, 2007
		File No. 0-50189

Dear Mr. Kelly:

      We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note disclosure in a press release dated December 13, 2005 in the "Press Release" section of your website that Crown Bevcan Europe
& Middle East, a division of the company, manufactured beverage cans for the Syrian market. Syria is a country identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether by direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided into Syria, and any agreements, commercial arrangements, or other contacts with the government of Syria or entities controlled by it.
2. Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning Syria. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have commercial contacts with Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Syria, or persons or entities controlled by that government, receive cash or act as intermediaries in connection with your operations and contacts.
3. We also note disclosure in a press release dated September 14, 2005 in the "Press Release" section of your website that Crown Speciality Packaging, an affiliate of the company, made promotional metal containers for Chupa Chups Group`s confections, which were distributed in "Korea." Please describe to us any direct or indirect contacts you have had, have or anticipate having with North Korea, a country identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. Provide the same type of description and materiality analysis regarding such contacts as we have requested in the two foregoing comments regarding your contacts with Syria.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Pamela Long
		Assistant Director
	Division of Corporation Finance

Thomas A. Kelly
Crown Holdings, Inc.
September 21, 2007
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